

# Tyson King

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Dallas-Fort Worth Metroplex · Contact info

Inspire Financial Group

The University of Texas at Austin

## Experience

**President/CEO**
Inspire Financial Group · Self-employed
Jun 1997 – Present · 24 yrs 5 mos
McKinney, Texas, United States

## Education

**The University of Texas at Austin**
Bachelor of Arts - BA, sport management
1992 – 1997
Activities and Societies: Football